UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 16
________________
Casey’s General Stores, Inc.
(Name of Subject Company)
________________

Casey’s General Stores, Inc.
(Name of Person Filing Statement)
________________

Common Stock, no par value per share
(Title of Class of Securities)
________________

147528103
(CUSIP Number of Class of Securities)
________________

William J. Walljasper
Senior Vice President and Chief Financial Officer
Casey’s General Stores, Inc.
One Convenience Blvd.
P.O. Box 3001
Ankeny, Iowa 50021-8045
Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq. George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 16 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation.  This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended, to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.75 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

         “Item 8. Additional Information - Certain Litigation - Litigation with Couche-Tard” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph:

         On August 16, 2010, Couche-Tard filed its reply brief in support of its motion for judgment on the pleadings. On August 17, 2010, the court ordered that the hearing on the Company’s application for preliminary injunction shall be moved to September 1, 2010.

         “Item 8.  Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the third paragraph:

         On August 13, 2010, Casey’s filed a motion to dismiss the Carpenters Pension Trust Complaint.

         “Item 8.  Additional Information - Certain Litigation - Shareholder Litigation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of the second paragraph:

        On August 16, 2010, the plaintiffs in the consolidated action filed an amended and consolidated petition. In addition to the claims asserted and relief sought in the original Mercier complaint, the amended and consolidated petition asserts a derivative claim for breach of fiduciary duty against the Board and seeks, among other things, an order requiring the Board to terminate the recapitalization plan.

ITEM 9.  EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(23)	Investor Presentation by Casey’s General Stores, Inc., dated August 19, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 19, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

	By:	/s/ Robert J. Myers
Name: Robert J. Myers
Title: President and Chief Executive Officer
Date: August 19, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(23)	Investor Presentation by Casey’s General Stores, Inc., dated August 19, 2010 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Casey’s General Stores, Inc. on August 19, 2010).